

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2021

Peng Ge
Chief Financial Officer
Fanhua Inc.
27/F, Pearl River Tower
No. 15 West Zhujiang Road
Guangzhou, Guangdong 510623
People's Republic of China

>   **Re: Fanhua Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2019**
>   **Filed April 29, 2020**
>   **File No. 001-33768**

Dear Mr. Ge:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Finance